Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week.
Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to the annual meeting date.
INTERNET
TSAKOS ENERGY NAVIGATION	http://www.proxyvoting.com/tnp Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
OR
TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.
98113
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						Please mark your votes as			☒
The Board of Directors recommends a vote FOR proposals 1, 2, 3 and 4.						indicated in this example
		FOR all nominees	WITHHOLD AUTHORITY to vote for all nominees
1.	Election of directors	listed below	listed below	*EXCEPTIONS			FOR	AGAINST	ABSTAIN
	Nominees: 01 Michael G. Jolliffe 02 Francis T. Nusspickel 03 Takis Arapoglou	☐	☐	☐	2.	To receive and consider the 2010 audited financial statements of the Company.	☐	☐	☐
					3.	Appointment of Ernst & Young (Hellas), Athens, Greece as auditors and to authorise the Audit Committee to set their remuneration.	☐	☐	☐
(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box above and write that nominee’s name in the space provided below.)					4.	To set the remuneration of the directors.	☐	☐	☐
					5.	To transact such other business as may properly come before the 2011 Annual Meeting.

*Exceptions

Mark Here for Address Change	☐
or Comments SEE REVERSE

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

You can now access your Tsakos Energy Navigation account online.
Access your Tsakos Energy Navigation account online via Investor ServiceDirect® (ISD).
BNY Mellon Shareowner Services, the transfer agent for Tsakos Energy Navigation, now makes it easy and convenient to get current information on your shareholder account.
•	View account status	•	View payment history for dividends
•	View certificate history	•	Make address changes
•	View book-entry information	•	Obtain a duplicate 1099 tax form

Visit us on the web at http://www.bnymellon.com/shareowner/equityaccess

For Technical Assistance Call 1-877-978-7778 between 9am-7pm

Monday-Friday Eastern Time

Investor ServiceDirect®

Available 24 hours per day, 7 days per week

TOLL FREE NUMBER: 1-800-370-1163

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment.
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TSAKOS ENERGY NAVIGATION LIMITED
2011 ANNUAL MEETING OF SHAREHOLDERS — JUNE 3, 2011

The undersigned being a shareholder of Tsakos Energy Navigation Limited (the “Company”) hereby appoints Mr. D. J. Stavropoulos, if Mr. Stavropoulos is not present, any director of the Company, with full power of substitution, for and in the name of the undersigned, to vote all Common Shares, par value U.S. $1.00 per share, of the Company, that the undersigned would be entitled to vote if personally present at the 2011 Annual Meeting of Shareholders, to be held at the offices of Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece and at any adjournment or postponement thereof, upon the matters described in the Notice of Annual Meeting and Proxy Statement dated April 20, 2011, receipt of which is hereby acknowledged, subject to any direction indicated on the reverse side of this card and upon any other business that may properly come before the meeting or any adjournment thereof, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS.
PLEASE MARK, SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT IN THE ENVELOPE PROVIDED NO LATER THAN JUNE 1, 2011.

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)	98113